# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc, CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, SARATOGA, California (CA), 95070
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102304

## Reporting persons
- Shen Ching Hang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 3,991,607; sole dispositive power 0; shared dispositive power 3,991,607; aggregate amount beneficially owned 3,991,607 (8.5% of the class)

## Item 1. Issuer
Name of issuer: CapsoVision, Inc
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, SARATOGA, CALIFORNIA, 95070

## Item 2. Person Filing
Name of person filing: Shen Ching Hang
Address of principal business office or, if none, residence: NA
Citizenship: Hong Kong Special Admin region, People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3991607
Percent of class: 8.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3991607
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3991607

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
na

## Signatures
- Shen Ching Hang: Shen Ching Hang, signing on behalf of Ching Hang Shen under Power of Attorney (12/22/2025)
Comment: Mei-feng Lu wang, signing on behalf of Ching Hang Shen under Power of Attorney